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                        File No. 70-7888

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, DC  20549

                POST-EFFECTIVE AMENDMENT NO. 12

                               TO

                            FORM U-1

                   APPLICATION OR DECLARATION

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


Allegheny Power System, Inc.                 Monongahela Power Company
10435 Downsville Pike                        1310 Fairmont Avenue
Hagerstown, MD  21740                        Fairmont, WV  26554

Allegheny Power Service Corporation          The Potomac Edison Company
800 Cabin Hill Drive                         10435 Downsville Pike
Greensburg, PA  15601                        Hagerstown, MD  21740

Allegheny Generating Company                 West Penn Power Company
10435 Downsville Pike                        800 Cabin Hill Drive
Hagerstown, MD  21740                        Greensburg, PA  15601



               (Name of company or companies filing this statement
                and addresses of principal executive offices)


                          Allegheny Power System, Inc.
                             10435 Downsville Pike
                             Hagerstown, MD  21740



               (Name of top registered holding company parent of
                each applicant or declarant)


                         Thomas K. Henderson, Esquire
                         Vice President
                         Allegheny Power System, Inc.
                         10435 Downsville Pike
                         Hagerstown, MD 21740



                (Name and address of agent for service)

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     Applicants hereby amend their Application or Declaration

on Form U-1 as follows:


1.   Applicants add the following to the end of Item 1.

     Description of Proposed Transactions:



          The proposed transaction involves (a) the

continuation of short-term financing programs for Allegheny

Power System, Inc. ("Allegheny"), Hagerstown, Maryland, a

registered holding company, together with its wholly-owned

public-utility subsidiary companies, Monongahela Power

Company ("Monongahela"), Fairmont, West Virginia; The Potomac

Edison Company ("Potomac Edison"), Hagerstown, Maryland; and

West Penn Power Company ("West Penn"), Greensburg,

Pennsylvania; and Allegheny Generating Company (AGC),

Hagerstown, Maryland, a wholly-owned electric generating

subsidiary of Monongahela, Potomac Edison and West Penn, for the period December 31, 1997 to December 31, 2002 and (b) the continuation of the Allegheny Power System Money Pool for the

period December 31, 1997 to December 31, 2002 by Allegheny,

Monongahela, Potomac Edison, West Penn and AGC, together with another wholly-owned subsidiary of Allegheny, Allegheny Power

Service Corporation ("APSC"), Greensburg, Pennsylvania, as

Agent and Administrator of the Money Pool.  (Each of the

above-named companies is sometimes herein called an

"Applicant", and collectively are sometimes referred to as

"Applicants.")  The short-term financing programs and the

Money Pool were previously authorized by orders dated January

29, 1992, February 28, 1992, July 14, 1992, November 5, 1993,

November 28, 1995 and April 18, 1996 (HCAR Nos. 25462, 25481,

25581, 25919, 26418 and 26506, respectively) ("Prior

Orders").

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          A.   Short-Term Debt Programs



     Allegheny, Monongahela, Potomac Edison, West Penn, and

AGC hereby request authorization from December 31, 1997 to

December 31, 2002, to the extent necessary to cover the

issuance of short-term debt in aggregate amounts not to

exceed the following amounts outstanding at any one time for each of the following Applicants:



          Allegheny                $400 Million

          Monongahela              $106 Million

          Potomac Edison           $130 Million

          West Penn                $182 Million

          AGC                      $100 Million



          (1)  Bank Lines of Credit



          Allegheny and its affiliates, Monongahela, Potomac

Edison, West Penn, and AGC, have established bank lines of

credit for short-term borrowings as follows:

     Chase Manhattan Bank                    $ 30 million*
          New York, NY

     Citibank, N.A.                     $ 30 million*
          New York, NY

     Pittsburgh National Bank           $ 40 million
          Pittsburgh, PA


     Morgan Guaranty                         $ 30 million*
          New York, NY


     Mellon Bank                             $ 40 million*
          Pittsburgh, PA


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     NationsBank                             $ 30 million
          New York, NY

     The Bank of Nova Scotia                 $ 15 million
          New York, NY

     Bank of New York                        $ 20 million
          New York, NY

     Sanwa Bank                              $ 10 million
          New York, NY

     Huntington Bank                         $ 10 million
          Charleston, WV

     Southwest Bank                     $ 10 million
          Greensburg, PA

     One Valley Bank                         $ 10 million
          Fairmont, WV

     First Chicago                      $ 10 million*
          Chicago, IL

     Tokai                                   $ 10 million
          New York, NY
                                             $295 million

*Lines available to AGC, totaling $140 million of the $295 million.

          Allegheny and its affiliates have agreed to pay for

each of the lines of credit above with an annual cash fee no greater than 10 basis points on all or the balance of the

line of credit.



     (2)  Notes to Banks and Commercial Paper



          Allegheny, Monongahela, Potomac Edison, West Penn,

and AGC each propose to borrow short-term funds through the

issuance of notes to banks and dealers in commercial paper in aggregate amounts not to exceed the following amounts

outstanding at any one time:

          Allegheny                $400 Million

          Monongahela              $106 Million

          Potomac Edison           $130 Million

          West Penn                $182 Million

          AGC                      $100 Million



It is proposed that such notes and commercial paper will be issued from


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time-to-time prior to December 31, 2002 provided

that no such notes or commercial paper shall mature after

June 30, 2003.



          Each note payable to a bank will be dated as of the

date of the borrowing which it evidences, will mature not

more than two hundred-seventy (270) days after the date of

issuance or renewal thereof, will bear interest at a mutually agreed upon rate, provided that the effective rate for any 30-

day period, on an annualized basis, will not exceed prime

plus 2 percentage points and may or may not have prepayment

privileges.  Each note payable shall have such other terms

and be subject to such other conditions as are set forth in

the initial Application or Declaration at file number 70-

7888.  It is estimated that the maximum aggregate amount of

any short-term borrowings on behalf of Allegheny and its

affiliates (including AGC) at any one time outstanding, when taken together with any commercial paper then outstanding and funds borrowed by such affiliates under the Money Pool, will not be in excess of $918 million.



          The commercial paper will be in the form of

promissory notes and will be of varying maturities, with no

maturity more than 270 days after the date of issue.  The

commercial paper shall have such other terms and be subject

to such other conditions as are set forth in the initial

Application or Declaration at file number 70-7888.



          Allegheny, Monongahela, Potomac Edison, West Penn,

and AGC hereby request authority to continue to file

Certificates under Rule 24 with respect to the issuance and

sale of short-term debt hereafter consummated pursuant to

this Application or Declaration on a semiannual basis.


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     B.   Money Pool



          Applicants hereby seek to continue the Allegheny

Power System Money Pool from December 31, 1997 to December

31, 2002.  The operation of the Money Pool is designed to

match, on a daily basis, the available cash and short-term

borrowing requirements of the Applicants, thereby minimizing the need for short-term borrowings to be made by the

Applicants from external sources.  Allegheny is a participant in the Money Pool only insofar as it has funds available for lending through the Money Pool.  Allegheny may not borrow

from the Money Pool.  AGC will be allowed to borrow from, but not invest in, the Money Pool.  Other characteristics of the

Money Pool are described in the initial Application or

Declaration at file number 70-7888.  Applicants are filing

the Allegheny Power System Money Pool Agreement as Exhibit B

hereto since there have been changes to certain of the

provisions.    The following paragraph illustrates the

changes.



          Interest income and expense used to be calculated

"using the previous day's Fed Funds Effective Interest Rate

as quoted by the Federal Reserve Bank of New York."  A

revision has been made which adds to the end of that

sentence:

               "as long as this rate is at least

          four basis points lower than the previous

          day's seven-day commercial paper rate as

          quoted by the same source.  Whenever the

          Fed Funds rate is not at least four basis

          points lower than the seven-day

          commercial paper rate, then the seven-day

          commercial paper rate minus four basis

          points should be used."


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          Additionally, the interest income resulting from

the external investments will be accrued daily instead of

booked upon receipt.  And interest income will be allocated

to members of the Pool on a basis equal to their pro rata

share of net contributions in the Pool throughout the month,

instead of on the net contributions on the day the investment was placed.  Also added to the Agreement was a sentence that the allocation of interest income will be settled on a cash

basis on the last business day of each month.



          The Applicants believe that the cost of the

proposed borrowings through the Money Pool will generally be more favorable to the borrowing participants than the

comparable cost of external short-term borrowings, and the

yield to the participants contributing available funds to the

Pool will generally be higher than the typical yield on short-

term investments.



          Allegheny, Monongahela, Potomac Edison, West Penn

and AGC hereby request authority to continue to file

Certificates under Rule 24 with respect to the transactions

under the Money Pool on a semiannual basis.



     C.   Application of Proceeds



          Allegheny may use the proceeds of its proposed

short-term borrowings to acquire common stock of its

subsidiaries and for other general corporate purposes

including the financing of construction and property

acquisitions.  Allegheny may also make capital contributions to its direct and advances to its indirect subsidiaries or

other types of loans to its subsidiaries.


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          Other than the ownership interest of an exempt

wholesale generator ("EWG") through a subsidiary of AYP

Capital, Inc. (AYP Energy, Inc.) and Allegheny's 9.9% limited partnership interest in The Latin America Energy and

Electricity Fund I, L.P., neither Allegheny nor any

subsidiary thereof currently has an ownership interest in an

EWG or foreign utility company ("FUCO") as defined in

Sections 32 or 33 of the Act.  However, some of the proceeds from the financing transactions proposed herein may be used

by Allegheny as a capital contribution to a nonutility

subsidiary which could acquire an interest in an EWG or a

FUCO.  Neither Allegheny nor any subsidiary thereof currently or as a consequence of the transactions proposed herein will be a party to, or has any rights under, a service, sales, or construction agreement with an EWG or a FUCO.



          In addition, Allegheny may use the proceeds of such

proposed borrowings to purchase shares of Allegheny common

stock in order to fund its Dividend Reinvestment and Stock

Purchase Plan and Employee Stock Option and Stock Purchase

Plan in lieu of issuing additional new shares of common stock pursuant to such plans.



          Monongahela, Potomac Edison, and West Penn will

each use the proceeds of their proposed short-term borrowings to operate their respective business as an electric utility

company, including the financing of construction and property acquisitions.  AGC will use the proceeds of its proposed

short-term borrowings to operate its business as an electric generating company, including the financing of construction

projects.



          Except as described herein, no associate company or

affiliate of the Applicants or any affiliate of any such

associate company has any


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material interest, directly or indirectly, in the proposed transactions.



     Analysis Under Rule 53


          Rule 53(a) provides that the SEC shall not make

certain specified adverse findings under Sections 7 and 12 in connection with a proposal by a registered holding company

(i) to issue or sell securities for the purpose of financing the acquisition of an EWG, or (ii) to guarantee the

securities of an EWG, if each of the conditions in paragraphs

(a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3)

of Rule 53 exists.  All of the conditions set forth in Rule

53(a) are satisfied and none of the conditions set forth in

Rule 53(b) exist or, as a result thereof, would exist.



          Rule 53(a)(1):  Assuming that Allegheny's entire

"aggregate investment" authority ($481 million) was invested in EWGs, it would on a pro forma basis equal approximately

48% of the system's consolidated retained earnings -

$481,000,000 divided by $1,001,974,000, the average of the

consolidated retained earnings of APS reported on Form 10-K

or Form 10-Q, as applicable, for the four consecutive

quarters ended June 30, 1997.



          Rule 53(a)(2):  APS will maintain books and records

and cause each EWG or FUCO in which it directly or indirectly holds an interest to maintain and make available the books

and records required by Rule 53(a)(2).

          Rule 53(a)(3):  No more than 2% of the employees of APS'


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domestic public utility subsidiaries will, at any one

time, directly or indirectly, render services to EWGs or

FUCOs in which APS holds a direct or indirect interest.



          Rule 53(a)(4):  APS will simultaneously submit a

copy of all Applications or Declarations on Form U-1 in which

APS requests authority (i) to issue or sell securities for

the purpose of financing the acquisition of an EWG or (ii) to guarantee the securities of an EWG, to each of the public

service commissions having jurisdiction over the retail rates of any affected public utility subsidiary of APS.  In

addition, APS will submit copies of any Rule 24 certificates in connection with such Application or Declaration, as well

as a copy of Item 9 and Exhibits G and H of APS' Form U5S

(commencing with the Form U5S filed for the first calendar

year for which APS reports any data under Item 9 or Exhibits

G and H), to each of the public service commissions having

jurisdiction over the retail rates of any affected public

utility subsidiary of APS.



          In addition, APS states that the provisions of Rule

53(a) are not made inapplicable by reason of the provisions

of Rule 53(b).



          Rule 53(b)(1):  Neither APS nor any subsidiary of

APS is the subject of any pending bankruptcy or similar

proceeding.



          Rule 53(b)(2):  APS' average consolidated retained

earnings for the four most recent quarterly periods

($1,001,974,000) represented an increase in the average

consolidated retained earnings of approximately $20,534,000

(or 2%) from the previous four quarterly periods

($981,440,000).


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          Rule 53(b)(3):  For the year ended December 31,

1996, there were losses in connection with direct or indirect investments in EWGs or FUCOs in the amount of $2,178,000 (AYP

Energy).



2.   Applicants hereby add the following to the end of Item

     2. Fees, Commissions and Expenses:



          None, other than (i) ordinary expenses not over

$500 in connection with the preparation of this Post-

Effective Amendment, and (ii) in connection with the issuance and sale of commercial paper, if any, standard rating fees

aggregating approximately $350,000 annually for APS,

Monongahela, Potomac Edison, West Penn, and AGC, as well as

the discount to the dealer referred to in Item 1 above.



          None of such fees, commissions or expenses are to

be paid to any associate company or affiliate of the

Applicants or any affiliate of any such associate company

except for legal, financial and other services to be

performed at cost by APSC.



3.   Applicants hereby add the following to the end of Item

     3. Applicable Statutory Provisions:



          Short-term borrowings by APS and its affiliates are

subject to Sections 6 and 7 of the Public Utility Holding

Company Act of 1935 (the "Act").  Borrowings from the Pool

are subject to the requirements of Sections 6, 7, 9(a), 10

and 12 of the Act and Rules 43 and 45 thereunder.  Loans to

the Pool are subject to the requirements of Sections 9(a), 10 and 12 of the Act, but are exempted from Rule 45(a) pursuant to paragraph (b)(1) of Rule 45.  Investments of funds by the

Pool are subject to Sections 9(a) and 10 of the Act.


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4.   Applicants hereby add the following to the end of Item

     4. Regulatory Approval:



          The Public Service Commission of West Virginia has

jurisdiction over various aspects of the transaction

involving Monongahela.  The State Corporation Commission of

Virginia and the Public Service Commission of West Virginia

have jurisdiction over various aspects of the proposed

transaction insofar as Potomac Edison is concerned.  The

Public Utility Commission of Pennsylvania has jurisdiction

over certain aspects of the transaction involving West Penn.



5.   Applicants  hereby add the following to the end of Item

     5.  Procedure:



          It is requested, pursuant to Rule 23(c) of the

Rules and Regulations of the Commission, that the

Commissions' Order permitting this application or declaration to become effective be issued on or before December 19, 1997.

Applicants waive any recommended decision by hearing officer or by any other responsible officer of the Commission and

waive the 30-day waiting period between the issuance of the

Commission's Order and the date it is to become effective

since it is desired that the Commission's Order, when issued,

become effective forthwith.  Applicants consent to the office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter unless the Office opposes the matter covered by this application or declaration.



6.   Applicants hereby add the following to the end of Item

     6.  Exhibits and Financial Statements:


          (a)  Exhibits

               B         Allegheny Power System Money Pool Agreement


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                D-1(c)    Application to the Pennsylvania Public Utility
                          Commission (to be filed by amendment).

                D-2(c) Application to the Virginia State Corporation Commission (to be filed by amendment).

                D-3(c) Application to the West Virginia Public Service Commission (to be filed by amendment).


                D-4(c) Order of the Pennsylvania Public Utility Commission (to be filed by amendment).

                D-5(b)    Order of the Virginia State Corporation
                          Commission dated April 29, 1996.

                D-5(c)    Order of the Virginia State Corporation
                          Commission (to be filed by amendment).

                D-6(c) Order of the West Virginia Public Service Commission (to be filed by amendment).

                F-2       Opinion of Counsel.

                G-1       Financial Data Schedules

                          a) APS Consolidated - actual
                          b) Allegheny Power System, Inc. - actual
                          c) Monongahela Power Company - actual
                          d) The Potomac Edison Company - actual
                          e) West Penn Power Company - actual
                          f) Allegheny Generating Company - actual
                          g) Allegheny Power System, Inc. - pro forma
                          h) Monongahela Power Company - pro forma
                          i) The Potomac Edison Company - pro forma
                          j) West Penn Power Company - pro forma
                          k) Allegheny Generating Company - pro forma
                          l) APS Consolidated - pro forma

                G-2 Allegheny Short-Term Debt Projections (to be filed by amendment).

                G-3 Allegheny Generating Company Short-Term Debt Projections (to be filed by amendment).

                G-4 Monongahela Short-Term Debt Projections (to be filed by amendment).

                G-5 Potomac Edison Short-Term Debt Projections (to be filed by amendment).

                G-6 West Penn Short-Term Debt Projections (to be filed by amendment).

                H-2       Form of Notice.


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          (b)  Financial Statements as of June 30, 1997

               1-A   Balance sheets of Monongahela per books and pro forma.

               2-A   Balance sheets of Potomac Edison per books and pro forma.

               3-A   Balance sheets of West Penn per books and pro forma.

               4-A Allegheny and subsidiaries consolidated balance sheet, per books and pro forma.

               5-A  Balance sheets of AGC per books and pro forma.

               1-B Statements of income of Monongahela per books and pro forma, and earned surplus.

               2-B Statements of income of Potomac Edison per books and pro forma, and earned surplus.

               3-B Statements of income of West Penn per books and pro forma, and earned surplus.

               4-B Allegheny and subsidiaries consolidated statements of income, per books and pro forma, and earned surplus.

               5-B Statements of income of AGC per books and pro forma, and earned surplus.



7.   Applicants hereby add the following to the end of Item
     7.  Information as to Environmental Effects:

          (a)  For the reasons set forth in Item 1
               above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

          (b)  Not applicable.


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                           SIGNATURE


          Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.



                         ALLEGHENY POWER SYSTEM, INC.




                         BY   /s/ Carol G. Russ
                                  CAROL G. RUSS
                                     COUNSEL




                         ALLEGHENY POWER SERVICE CORPORATION




                         BY   /s/ Carol G. Russ
                                  CAROL G. RUSS
                                     COUNSEL



                         ALLEGHENY GENERATING COMPANY




                          BY   /s/ Carol G. Russ
                                   CAROL G. RUSS
                                      COUNSEL




                          MONONGAHELA POWER COMPANY




                          BY   /s/ Carol G. Russ
                                   CAROL G. RUSS
                                      COUNSEL


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                          THE POTOMAC EDISON COMPANY




                          BY   /s/ Carol G. Russ
                                   CAROL G. RUSS
                                      COUNSEL




                          WEST PENN POWER COMPANY




                          BY   /s/ Carol G. Russ
                                   CAROL G. RUSS
                                      COUNSEL

Dated:  September 18, 1997


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